Exhibit 3.1

Certificate of Amendment

of

Amended Articles of Incorporation

of

DynEco Corporation

(amended)

The undersigned, Secretary of DynEco Corporation, a Minnesota corporation, does hereby certify that the following amendment was unanimously recommended by the Corporation’s Board of Directors on January 17, 2006, was adopted by the Shareholders of the Corporation at a Special Meeting on January 31, 2006, and was amended effective February 2, 2006 by filing Articles of Amendment with the Secretary of State of Minnesota. The amendment is restated in its entirety as follows:

Article III

The aggregate number of shares that the Corporation has authority to issue is 320,000,000. The shares are classified in two classes, consisting of 20,000,000 shares of Preferred Stock of the par value of $.01 per share and 300,000,000 shares of Common Stock of the par value of $.01 per share. The Board of Directors is authorized to establish one or more series of Preferred Stock, setting forth the designation of each such series, and fixing the relative rights and preferences of each such series.

No shareholder of this Corporation shall have any cumulative voting rights.

No shareholder of this Corporation shall have any preemptive rights by virtue of Minnesota Statutes, ss. 302A.413 (or any similar provisions of law) to subscribe for, purchase or acquire any shares of the Corporation of any class, or any obligations or other securities convertible into or exchangeable for any such shares, or any rights to purchase any such shares, securities or obligations.

This Amendment correctly sets forth without change the corresponding provision of the articles as previously amended and filed with the Minnesota Secretary of State on February 2, 2006.

This Amendment was adopted pursuant to Section 302A.402 of the Minnesota Statutes in connection with a combination of the Corporation’s common stock.

This Amendment will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series of the Corporation.

The combination of the Corporation’s common stock will cause the percentage of authorized shares of common stock remaining unissued after the division or combination to exceed the percentage of authorized shares of that class that were unissued before the division or combination.

The combination giving rise to the amendment set forth above concerns a one for thirty “reverse” split of the common stock of the Corporation. Such combination is being effected as follows:

(1)

At the close of business on March 3, 2006 (the “Effective Date”), each thirty (30) shares of common stock then issued and outstanding will be combined and converted into one share of common stock of the Corporation.

(2)

In settlement of fractional interests which may arise as a result of common shareholders of record on the Effective Date holding a number of shares not combinable by thirty, such common shareholders will be entitled to cash in an amount equal to (a) the market price of one (1) share immediately following the split, multiplied by (2) the fractional share amount immediately following the split.

This Amendment shall be effective at the close of business on March 3, 2006 and is adopted pursuant to section 302A of the Minnesota Statutes.

Dated February 15, 2006.

/s/ Robert A.G. LeVine

Robert A.G. LeVine, Secretary

DynEco Corporation